

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

Via E-mail
Lainie Goldstein, CFO
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
            Form 10-K for the Fiscal Year Ended March 31, 2014
            Filed May 14, 2014
            File No. 001-34003

Dear Ms. Goldstein:

    We have reviewed your February 17, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2015 letter.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.   We note your response to prior comment 1 and have the following additional comments:

    • You indicate that at some point after the initial release of *GTA V* you began to focus on the ability to monetize the *GTA* franchise through the sale of virtual currency. Please tell us the date you began focusing on providing virtual currency and the date you began offering virtual currency, both purchased and free, to *GTA Online* players.

- You indicate that during the third quarter of fiscal 2015 you determined the release of *Heists* would occur after the one year anniversary of the release of *GTA Online*. Please tell us the date of this determination.

2. We note your response to prior comment 2 that until the beginning of the third fiscal quarter of fiscal 2015, unspecified updates were expected to continue to be minimal and infrequent based on your history of providing such updates and your planned approach of developing additional content that is sold separately. Upon the release of *GTA V*, please tell us what was contemplated internally in terms of the number of potential updates, including how you determined such updates were considered minimal and infrequent, and the timeline you planned to release such updates. As part of your response, please also address the fact that from information provided on your website, to date you have issued 23 updates pertaining to the PS3/XBOX 360 version of *GTA V*.

3. You also indicate that the updates to *GTA V*, including *Heists*, do not represent upgrades in your view because they do not include new maps (areas) or provide players with new functionality that they did not have previously, such as the ability to fly a plane. However, we note that the term "upgrade," as defined in ASC 985-605-20, is "an improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performed, or both." Please address the following:

   - You state that the updates to *GTA V* do not add new functionality to the game. However, considering the definition of an upgrade encompasses more than just new functionality, please clarify your basis for concluding that your updates do not extend the life or improve marketability through enhanced performance. In this regard, it appears to us that the addition of new vehicles, access to new apartments, new jobs and new missions would enhance a player's performance and overall game experience;
   - You indicate that in order to continuously extend game play and keep players interested, you need to continue to offer updates to the online content as part of your strategy to further monetize *GTA V* through the sale of virtual currency. Considering your reasons for providing these updates, please tell us how you determined these updates were not in substance an upgrade;
   - Please tell us whether you observed an increase in sales of *GTA V* subsequent to the release of *Heists*; and
   - Please clarify whether the USS Luxington ("the aircraft carrier") existed in *GTA V* prior to the release of *Heists* and if so, whether players previously had full access to the aircraft carrier. If access to the aircraft carrier was delivered with the release of *Heists*, please tell us whether access to this area was contemplated as an update upon the release of *GTA V* and explain how you assessed whether this represents a new area of the map considering the aircraft carrier appears to

represent a new section through which a mission can be conducted as opposed to a vehicle that can be driven or piloted by a player, such as a car or an airplane.

4.   We note in your response to comment 2 in our letter dated November 12, 2014, you indicated that for virtual goods, the primary deliverable is to provide access to a player's purchased virtual goods through your server network for the time period that the virtual good is available to the game player which is considered to be the expected life of the game. It appears that an ongoing obligation to track and provide access would exist with regard to free virtual currency and goods as well. In this regard, we note that players earn virtual currency during game play and use the currency to purchase virtual goods that they did not previously have access to. Please address the following:

- It appears to us that the tracking of a player's virtual currency balance would be similar to tracking the player's leaderboard rankings and statistics, which the company has considered to be components of its post-contract customer support (PCS) obligation. Please tell us whether you consider the ongoing tracking of virtual currency balances, including those awarded to players free of charge, to also be components of PCS and if not, why not;
- Please tell us if you consider the rewarding of virtual currency to enhance a player's experience and whether this feature is designed to keep players engaged over time. If so, tell us how you considered this aspect of game play when evaluating your ongoing performance obligations at the inception of the arrangement;
- To the extent players' virtual currency balances contain a combination of currency that is purchased, earned by players and/or otherwise awarded for free by you, please tell us how you recognize revenue for such purchased virtual currency and whether you can differentiate between free and purchased currency balances;
- We note that the company has a two year implicit obligation related to purchased virtual currency and virtual goods. How does this correlate with your assertion that your implied PCS obligation is less than a year?; and
- If you do not believe that providing players with access to their free virtual currency and goods is part of PCS, please tell us what you believe this ongoing service is and how you account for it.

Lainie Goldstein
Take-Two Interactive Software, Inc.
April 3, 2015
Page 4

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief